Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)(1)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations(2)	(42,577)	(379,692)	(44,707)	62,191	(361)	108,730
Add:
Fixed charges	3,632	3,618	3,168	1,541	29	327
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax loss of equity investees	—	—	—	—	—	—

Income as adjusted	(38,945)	(376,074)	(41,539)	63,732	(332)	109,057

Fixed charges:
Interest expense	3,010	3,014	2,568	1,175	(96)	205
Debt expense	622	604	600	366	125	122
Pre-tax Earnings to Cover Preferred Stock Dividends	—	—	—	—	—	—

Fixed charges	3,632	3,618	3,168	1,541	29	327

RATIO	— (3)	— (4)	— (5)	41.3	— (6)	333.0

(1)	In connection with the closing of our merger with Crimson on October 1, 2013, we changed our fiscal year from June 30 to December 31, commencing with the twelve-month period beginning January 1, 2014. As a result of this change, we recast certain of our historical financial information to reflect consolidated results of operation of both Contango and Crimson for periods beginning with the period ending December 31, 2013. The ratios for the periods presented prior to this recast reflect only the historical financials of Contango and have not been adjusted to reflect the merger.
(2)	Pre-tax income represents income from continuing operations before income taxes, before cumulative effect of a change in accounting principle, and before adjustment for non-controlling interests and equity earnings, as applicable.
(3)	During the nine months ended September 30, 2016, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $42.6 million during the nine months ended September 30, 2016 to achieve a coverage ratio of 1:1.
(4)	During the year ended December 31, 2015, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $379.7 million during the year ended December 31, 2015 to achieve a coverage ratio of 1:1.
(5)	During the year ended December 31, 2014, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $44.7 million during the year ended December 31, 2014 to achieve a coverage ratio of 1:1.
(6)	During the year ended December 31, 2012, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $0.4 million during the year ended December 31, 2012 to achieve a coverage ratio of 1:1.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented above.